Mail Stop 3010   September 4, 2009

Ronald M. Sanders, Esq.
660 Madison Avenue
Suite 1600
New York, NY 2300-3300

> **Re: Colony Financial, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed August 21, 2009**
> **File No. 333-160323**

Dear Mr. Sanders:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Historical Performance of Colony Capital and its Affiliates, page 112

1.   We note that for Tables I, II and III you have included programs that have closed in the three or five years ended June 30, 2009. The information you have provided in the tables, however, does not reflect activity through June 30, 2009. Please consider updating all tables and corresponding disclosures in this section to reflect activity through June 30, 2009. Please note that Guide 5 requires disclosure for the most recent three or five years.

2.   In the event that the aggregated Real Estate Equity Funds closed in different years, please revise Tables I, II and III to present the programs according to their investment objectives on an aggregated basis by the year in which they closed. Refer to Guide 5.

3. Please provide the disclosure required by Table VI of Guide 5 or tell us why you believe this disclosure is not required.

Real Estate Debt and Equity Programs Sponsored by Colony Capital … page 114

4. Please disclose the method of financing in the narrative summary in accordance with Item 8.A.4 of Guide 5.

Table I, page 117

5. Please include a line item for "Reserves" as defined by Guide 5.

6. Please revise to calculate and define "Percent leverage" as financing divided by total acquisition costs in accordance with Guide 5.

7. Please disclose the average length of offerings aggregated in the Real Estate Equity Funds column. Refer to Guide 5.

8. Please tell us why the "Months to invest 90% of amount available for investment" line item is NA. If the 90% threshold has not been reached for any of the programs, this fact should be disclosed.

Table III, page 119

9. Please revise to include operating data for 2004 and 2005 for any programs that were in existence during those years.

Table IV, page 120

10. Please explain to us why you have not included the line item Deferred Gain in this Table. Please refer to Table IV of Guide 5.

Executive Compensation, page 135

11. We note you have revised your disclosure to state that your Chief Financial Officer ("CFO") will no longer be your employee but instead will be an employee of your manager. We further note that you will reimburse your manager for the salary, bonus, withholding taxes and benefits to be paid to your CFO. Therefore, it appears that the disclosure required by Item 402 will still apply to your chief financial officer. Refer to Item 402(a)(2), which requires disclosure of compensation paid "by any person for all services rendered in all capacities to the registrant." Please confirm that you will provide such disclosure after the first full completed fiscal year.

Exhibits

12.   We note that you have entered into a secondment agreement with Colony Capital in relation to your CFO. Please file this agreement in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe this agreement is not required to be filed.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or me at (202) 551- 3655 with any other questions.

Sincerely,

Sonia G. Barros
Special Counsel

cc: Samantha Gallagher, Esq. (*via facsimile*)